02 MAY 21 AM 10: 2

ISCOR

Tel no: 27 12 307-4476
Fax no: 27 12 307-4222

2002-05-03

SUPPL

The Manager
Securities and Exchange Commission
450 Fifth Street NW
WASHINGTON DC 20549

Attention: Rule 12g3-2(b) Submissions

02034248

Sir

ISCOR LIMITED (FILE NUMBER 82-3826)
FINANCIAL RESULTS FOR THE QUARTER ENDED 31 MARCH 2002

Herewith our financial results for the quarter ended 31 March 2002.

Yours faithfully

WP GEYER
MANAGER
FINANCIAL & MANAGEMENT ACCOUNTING

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

Iscor Limited
Roger Dyason Road
Pretoria West
PO Box 450
Pretoria, 0001
South Africa
Tel (012) 307 3000
Fax (012) 326 4721
(012) 323 3400

Iscor Limited
Reg No 1989/002164/06

Website
www.iscor.com

dlw 5/21

File no: 82-3826

UNAUDITED GROUP NET OPERATING INCOME AND PHYSICAL RESULTS

for the quarter ended 31 March 2002

ISCOR



• NET OPERATING INCOME UP 118% **• DOMESTIC SALES UP 19%**

	Quarter ended 31 March 2002 Rm	Quarter ended 31 March 2001 Rm	Nine months ended 31 March 2002 Rm	Nine months ended 31 March 2001 Rm
REVENUE (Rm)	3 792	2 668	10 238	7 902
Flat Steel Products				
– Vanderbijlpark	1 831	1 612	5 722	4 955
– Saldanha Steel	600	–	848*	–
Long Steel Products	1 321	953	3 400	2 678
Suprachem	179	122	484	347
Other	84	89	257	236
Intra Group	(223)	(108)	(473)	(314)
NET OPERATING INCOME (Rm)	312	143	1 052	470
Flat Steel Products				
– Vanderbijlpark	210	84	562	370
– Saldanha Steel	(65)	–	10*	–
Long Steel Products	158	58	437	99
Suprachem	32	24	94	53
Other	7	1	15	10
Group costs	(30)	(24)	(66)	(62)

*Total for four months from December 2001 when Saldanha Steel became a wholly owned subsidiary

	Quarter ended 31 March 2002	Quarter ended 31 March 2001	Nine months ended 31 March 2002	Nine months ended 31 March 2001
PHYSICAL RESULTS ('000 tons)				
Flat Steel Products				
– Vanderbijlpark				
Liquid steel production	843	809	2 655	2 638
Sales	671	619	2 164	1 895
• Local	476	424	1 481	1 339
• Exports	195	195	683	556
Local sales as % of total	71	68	68	71
– Saldanha Steel				
Hot-rolled coil				
• Production	246	216	744	641
• Sales – export	284	261	739	660
Long Steel Products				
Liquid steel production	509	477	1 556	1 479
Sales	456	416	1 324	1 217
– Local	261	195	759	553
– Export	195	221	565	664
Local sales as % of total	57	47	57	45
Total				
Liquid steel production	1 352	1 286	4 211	4 117
Sales	1 411	1 296	4 227	3 772
– Local	737	619	2 240	1 892
– Export	674	677	1 987	1 880
Local sales as % of total	52	48	53	50

GROUP RESULTS

Net operating income for the quarter and the nine months showed strong growth against the corresponding periods last year despite the inclusion of Saldanha Steel's operating loss. The improvement was driven by the weaker exchange rate, strong domestic sales and the supply of iron ore at cost, effective from the beginning of the current financial year.

PERFORMANCE OF STRATEGIC BUSINESS UNITS

FLAT STEEL PRODUCTS

Vanderbijlpark

The quarter's net operating income shows a 150% increase compared to the same period last year. This resulted from the weaker exchange rate, higher domestic sales and continued cost benefits from the re-engineering process.

Saldanha Steel

The net operating losses for the quarter and the nine months (including the five months before the operation became a full subsidiary) are as follows:

	2001/02 Rm	2000/01 Rm
Quarter ended March	(65)	(239)
Nine months to March	(253)	(536)

Hot-rolled coil production for the quarter increased by 14%, while sales volumes increased by 9%. The net operating loss decreased significantly due to an improvement in dollar prices, the weakening of the rand and improved operational performance.

Production output was limited by the refractory deficiencies in the Corex plant, which will be addressed during the planned refractory repair in April/May 2002. Although the repair will have a negative impact on Saldanha Steel's results for the last quarter, it will enable future production to be ramped up to full design capacity.

LONG STEEL PRODUCTS

Net operating income for the quarter increased by 172% compared with last year following the significant improvement in domestic sales, the impact of the weaker exchange rate and the more favourable iron ore supply terms, which offset the slide in dollar prices.

The excellent production level of the Newcastle Works of recent years was unfortunately interrupted by cold furnace conditions in the blast furnace during start-up after a routine maintenance shutdown in April, which will limit the expected improvement in its fourth quarter results.

SUPRACHEM

The operation continued to perform well as a result of better prices driven by the weaker exchange rate, together with higher output levels.

OUTLOOK

Realised steel prices are expected to improve and the domestic market should remain strong during the fourth quarter, which will offset the negative effects of the Corex repair at Saldanha Steel and the production interruption at the Newcastle Works.

3 May 2002

Registered office: Iscor Head Office, Roger Dyason Road, Pretoria West, 0002 **Registration number:** 1989/002164/06 **Share code:** ISC **ISIN Code:** ZAE000022729
Transfer secretaries: Computershare Services Limited, 2nd Floor, Edura House, 41 Fox Street, Johannesburg
PO Box 1053, Johannesburg, 2000. This report is available on Iscor's worldwide website at: **http://www.iscor.com**